May 3, 2024

Via EDGAR Correspondence

Ms. Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re: JANUS DETROIT STREET TRUST (the “Registrant”)

Registration Statement on Form N-1A

1933 Act File No. 333-207814 (Post-Effective Amendment No. 54)

1940 Act File No. 811-23112 (Post-Effective Amendment No. 55)

Dear Ms. Brutlag:

This letter responds to the comments to Post-Effective Amendment No. 54 to the Registrant’s registration statement on Form N-1A (“PEA 54”) that were provided by teleconference on April 25, 2024 by the staff of the Securities and Exchange Commission (the “Staff”) with respect to Janus Henderson Sustainable Corporate Bond ETF (the “Fund”). The Staff’s comments, as we understand them, and the Registrant’s responses are below. Unless otherwise defined herein, capitalized terms have the meaning as prescribed in PEA 54.

1.	Staff Comment: If the Fund is currently concentrated in a particular industry please disclose that industry in the principal investment strategy and add a corresponding risk.

Response: Registrant confirms that the Fund is not concentrated in a particular industry or group of industries and has added the following statement to the Fund’s principal investment strategy: “As of April 30, 2024, the Fund did not concentrate in a particular industry or group of industries.”

2.	Staff Comment: Please provide a brief explanation of duration and an example in the principal investment strategy section or in the Item 9 strategy section and remove the cross-reference to the Glossary so that the Summary Pro can function as a stand-alone document.

Response: As requested, the Registrant has added the requested information to the principal investment strategy section in Item 4 as follows: “Duration is a measurement of price sensitivity to interest rate changes. For example, the price of a bond portfolio with an average duration of five years would be expected to fall approximately 5% if interest rates rose by one percentage point.” Additionally, Registrant has removed the Item 4 cross reference to the Glossary.

3.	Staff Comment: Please confirm whether the fee table should have an acquired fund fees and expenses line item.

Response: The Registrant confirms that the Fund does not expect any acquired fund fees and expenses for the upcoming fiscal year.

4.	Staff Comment: Under “Management,” please include the month and year that each portfolio manager has managed the Fund.

Response: As requested, the Registrant has revised the disclosure to state the following (additional language shown in italics for comparison purposes):

Michael Keough is Co-Portfolio Manager of the Fund, which he has co-managed since inception in September 2021. Brad Smith is Co-Portfolio Manager of the Fund, which he has co-managed since inception in September 2021.

5.	Staff Comment: Under Item 9 “Risks of the Funds” please disclose whether the risks are all principal risks or whether the list also includes non-principal risks. If so, consider separating out or indicating which are non-principal. At a minimum please include a statement that Item 9 includes both principal and non-principal risks in the introduction section.

Response: As requested, the Registrant has added the following statement in the “Risks of the Fund” introduction paragraph that the risks in Item 9 include both principal and non-principal risks (additional language shown in italics for comparison purposes):

The value of your investment will vary over time, sometimes significantly, and you may lose money by investing in the Fund. The following information is intended to help you better understand some of the risks of investing in the Fund, including principal risks and additional risks associated with investing in the Fund. The impact of the following risks on the Fund may vary depending on the Fund’s investments. The greater the Fund’s investment in a particular security, the greater the Fund’s exposure to the risks associated with that security. Before investing in the Fund, you should consider carefully the risks that you assume when investing in the Fund.

6.	Staff Comment: The Staff notes that “Floating Rate Obligations Risk” is listed under the Item 9 Risk and was deleted from Item 4 risk disclosure. Please confirm whether floating rate securities risk is still relevant to the Fund’s investments and explain supplementally whether it is a principal or non-principal risk.

Response: The Registrant confirms that floating rate obligations are a non-principal type of security to be held by the Fund and the risk associated with this security type remains relevant to the Fund’s shareholders.

7.	Staff Comment: Under “Portfolio Management” there is a description of the portfolio managers. Please update each portfolio manager’s work history for the prior five year period.

Response: As requested, the Registrant has revised the disclosure to provide additional details regarding each portfolio manager’s experience for the past five years as follows (additional language shown in italics for comparison purposes):

Michael Keough is Co-Portfolio Manager of Janus Henderson Corporate Bond ETF, which he has co-managed since inception in September 2021. Mr. Keough is also Portfolio Manager of other Janus Henderson accounts. He joined the Adviser in January 2007 as a research analyst. Mr. Keough holds a Bachelor of Science degree in Business/Management from the United States Air Force Academy.

Brad Smith is Co-Portfolio Manager of Janus Henderson Corporate Bond ETF, which he has co-managed since inception in September 2021. Prior to his appointment to portfolio manager in 2021, he was credit analyst and assistant portfolio manager at the Adviser, positions he held since 2010 and 2019, respectively. Mr. Smith holds a Bachelor of Arts degree in economics and international studies from the University of Richmond and a Master of Science degree in International Relations from the London School of Economics.

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Please call me at (303) 336-7903 with any questions or comments.

Respectfully,

/s/ Cara B. Owen

Cara B. Owen

Secretary

Enclosures (via EDGAR only)

cc:

Eric Purple, Esq.